Exhibit 99.93

VERSES

VERSES AI Announces Blue Yonder Joins the Genius™ Beta Program

VANCOUVER, British Columbia, March 07, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, announces that Blue Yonder, a leader in supply chain digital transformation, has joined the Genius Beta program.

"Blue Yonder was one of the earliest partners to align with the VERSES vision so it's a natural progression to expand the relationship from using our Wayfinder solution into the Genius beta," said Gabriel René, founder and CEO of VERSES. "By leveraging Genius, Blue Yonder will be the first supply chain company to access advanced intelligent automation capabilities."

Blue Yonder intends to implement Genius to better unify its expansive enterprise data into a common knowledge model on which to interrogate, simulate and automate optimal decision-making and workflows within warehouses and distribution centers.

Genius is a natural computing system modeled after a scientific breakthrough in understanding biological intelligence. Conventional artificial intelligence (AI) models excel at pattern recognition and reconstruction as a result of being trained on enormous data sets and once trained are static. Conversely, Genius generates intelligent agents with substantially less training data that can learn, plan, and adapt autonomously in real time.

While AI has been a driving force for Blue Yonder, the company recognizes that adaptive intelligence is a key factor in helping its customers succeed. Blue Yonder's participation in the Genius Beta program signals the company's ongoing commitment to market leadership and innovation.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: Blue Yonder's intentions for implementation of Genius and its anticipated effect on its warehouses and distribution centers; and Blue Yonder's commitment to market leadership and innovation.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that Blue Yonder will implement Genius as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially

different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that Blue Yonder will be unable to implement Genius as anticipated; and risks that the Company's technology may fail to perform as expected. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.